UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER:001-33526

CUSIP NUMBER: 64079L204

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: June 30, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _____________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________________________________________________

PART I - REGISTRANT INFORMATION

NEPTUNE WELLNESS SOLUTIONS INC.

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Full Name of Registrant

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Former Name if Applicable

100-545 Promenade du Centropolis

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Address of Principal Executive Office (Street and Number)

Laval, Quebec, Canada H7T 0A3

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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if Needed)

See Attachment A.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Raymond Silcock	450	687-2262
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes ☒ No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's total revenues for the first quarter ended June 30, 2023 are expected to be approximately $10.7 million, or approximately 35% lower than total revenues of $16.3 million for the corresponding period for the last fiscal year.

NEPTUNE WELLNESS SOLUTIONS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2023	By:	/s/ Lisa Gainsborg
	Name:	Lisa Gainsborg
	Title:	Interim Chief Financial Officer

ATTACHMENT A

EXPLANATORY NOTE:

This Form 12b-25: Notification of Late Filing (this “Form 12b-25”) is being filed by Neptune Wellness Solutions Inc. (the “Company”) to seek an extension of the filing deadline for its Quarterly Report on Form 10-Q for the three months ended June 30, 2023 (“Quarterly Report”) pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The due date for the filing of the Quarterly Report is August 14, 2023 (the “Filing Deadline”). Pursuant to the filing of this Form 12b-25, the due date for the filing of the Quarterly Report is being extended to August 22, 2022 (“Extended Filing Deadline”). The Company expects to file its Form 10-Q for the three months ended June 30, 2023 on or before the Extended Filing Deadline.

Part III – Narrative

The Company hereby confirms that it is unable to file the Quarterly Report by the Filing Deadline without unreasonable effort or expense for a number of reasons, including the following:

•

The Company hereby confirms that it is unable to file the Quarterly Report by the Filing Deadline without unreasonable effort or expense due to a delay experienced by the Company in completing its financial statements and other disclosures in the Quarterly Report. The Company's Annual Report on Form 10-K was filed on July 17, 2023, which delayed the engagement of the Company's new independent registered public accounting firm to review the Quarterly Report and the financial statements containd therein. The Company has limited accounting and financial personnel and therefore requires additional time to compile and process the information necessary for the completion of the Quarterly Report. The Company has reported and will continue to report ineffective disclosure controls and procedures and internal controls over financial reporting as of June 30, 2023 in the Company’s Quarterly Report to be filed.